

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

<u>Via Email</u>
Robert A. Mariano
Chief Executive Officer & President
Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

> **Re:** **Roundy's Parent Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-178311**

Dear Mr. Mariano:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

2. Please provide us with a copy of the additional inside cover graphics you reference in your filing.

3. Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933, including the offering price range and the number of shares. Please ensure that your revisions are filed to allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please revise your disclosure throughout the registration statement to ensure financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. See SAB Topic 11.E.

Prospectus Cover Page

5. Because it appears that Moelis & Company LLC is not participating in any selling efforts, please delete the sentence on your Cover Page indicating that it is acting as your financial advisor.

Table of Contents, page ii

6. We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, please remove this language when you have a Section 10 prospectus available as you will be liable for, and investors would be entitled to rely upon, that information.

Prospectus Summary, page 1

7. Please revise your disclosure, in this section and in "Business" beginning on page 65, to state whether your assertions listed below are based on independent analysis or management's reasonable belief. If an assertion is based on independent analysis, then please disclose the source of such analysis. If an assertion is based on management's reasonable belief, then please disclose the basis for such belief. With respect to the assertion listed in the first bullet below, please disclose the specific metric by which you determined you are "the largest."

   • "We …are the largest grocery retailer in the state of Wisconsin." (page 1)

   • "Our stores average approximately 61,000 square feet in size, which is larger than the industry average for conventional supermarkets." (page 1)

   • Your average weekly net sales per store "are consistently among the highest in the U.S. compared to other publicly reporting U.S. supermarket chains." (page 2)

   • "In 2010, our stores maintained the number one market share position in the Milwaukee metropolitan area and several other large Wisconsin markets, including Madison, Racine, and Oshkosh-Neenah, as well as strong positions in our other core markets." (page 75)

8. Please add disclosure that balances your discussion of competitive strengths with a discussion of the risks that could negatively impact these strengths.

9. Please supplementally provide us with a copy of the Metro Market Studies, Grocery Distribution Analysis and Guide, 2011, referenced in footnote 2 on page 2. Please ensure that you clearly tab and highlight the support for your table on page 2 and your statement on page 1 that you "generate the majority of [your] sales in markets where [you] hold the number one market share position."

10. We note that much of the disclosure in your Prospectus Summary is identical to your Business disclosure beginning on page 65. Your summary should be limited to a brief overview of the key aspects of the offering and you should avoid repeating disclosure in different sections of your filing that increases the size of the document but does not enhance the quality of information. Please revise. See Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933, as amended, and Instruction to paragraph 503(a) of Regulation S-K.

11. Please disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers and their affiliates received or will receive in connection with the offering, including from:

   - the preferred stock subject to mandatory payment;
   - equity awards granted or vested in connection with the offering; and
   - any proceeds of the offering.

Summary Historical Consolidated Financial and Other Data, page 7

12. Please disclose in a separate line the net earnings available to common shareholders used to calculate basic and diluted net earnings per common share.

13. Based on your disclosure on page 7 it appears you are not reflecting the debt refinancing transaction in your pro forma net earnings per common share disclosures. If so, then state this fact in footnote (4) on page 9. Please note that pro forma adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. In this regard, we are uncertain why you reflected your planned debt refinancing in the "as adjusted" balance sheet presentation on page 8. Please advise, or revise the as adjusted column.

14. Please provide a footnote which reconciles your pro forma basic and diluted net earnings per common share to you historical basic and diluted net earnings per common share.

Risk Factors, page 11

15. We note goodwill comprised approximately 50% of your total assets as of January 1, 2011. Please add a risk factor if you believe that potential future impairments of your goodwill could adversely affect your financial condition.

We have significant debt service obligations . . ., page 17

    16. Please quantify your annual debt service obligations.

Market and Industry Data, page 32

    17. You are responsible for the accuracy and completeness of all disclosure that appears in your filing. As such, your statement in the first paragraph on page 32 that "[w]e have not independently verified any third-party information" is inappropriate. Please revise.

Use of Proceeds, page 33

    18. We note your disclosure on page 59 that you are in preliminary discussions with respect to the terms of your debt refinancing transaction. Please confirm your understanding that as these discussions progress, you must update your Use of Proceeds disclosure to state the source(s) and amount of proceeds needed to repay all of your outstanding borrowings under the first and second lien credit facilities. In this regard, we understand that the amount of proceeds needed from the debt refinancing will be dependent on your estimated net proceeds received from the offering. Please refer to Instruction 3 to Item 504 of Regulation S-K.

    19. Please disclose the amount of estimated underwriting discounts, commissions and estimated offering expenses.

Dividend Policy, page 34

    20. Please describe in detail the "applicable law" and the restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

    21. Please update your disclosure to include any dividend restrictions pursuant to your new debt agreements, once known. In this regard, tell us and disclose the amount of restricted net assets of your operating subsidiaries pursuant to your new debt agreements.

    22. Please clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Also explain the potential long-term implications for your business and financial condition arising from paying out cash.

    23. Clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings. Please address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management's Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties or are otherwise material to an understanding of your business, results of operations and financial condition.

Capitalization, page 35

24. Please revise to present the Conversion and offering separately from the debt refinancing transaction to enable an investor to see the individual effects on your capitalization.

Contractual Obligations, page 60

25. Refer to your contractual obligations table on an "adjusted basis" on page 61. Please revise your footnote disclosure below your contractual obligations table on page 60 to discuss the terms of your new financing arrangements and provide sensitivity analysis with respect to potential changes in anticipated interest rates. Further, please clearly disclose that you have received a commitment for the new financing arrangements, if so, or your basis for providing the disclosure. If you have not received a commitment from your lender, please balance your presentation to also show your contractual obligations on an adjusted basis after giving effect to the offering assuming you have not consummated a debt refinancing transaction.

Critical Accounting Policies and Estimates, page 62

Reserve for Self-Insurance, page 63

26. We note you are primarily self-insured for potential liabilities for workers' compensation, general liability and employee health care benefits. Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year.

Goodwill, page 64

27. We note goodwill comprised approximately 50% of your total assets as of January 1, 2011. Please expand your disclosure to provide additional information that conveys to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350. In this regard, please disclose, if true, that the fair value of your reporting unit is substantially in excess of carrying value. To the extent your reporting unit has an estimated fair value that is not substantially in excess of carrying value and goodwill which, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures:

- Percentage by which fair value of your reporting unit exceeded carrying value as of the date of the most recent test;
- A description of the key assumptions in estimating fair value;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for

example: the valuation model assumes recovery from a business downturn within a defined period of time; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect your estimate of fair value.

Business, page 65

Our Strategy, page 68

28. In light of your disclosure on page 16 that your largest operating costs are attributable to labor, and that 49% of your employees were represented by unions as of November 1, 2011, please expand your disclosure to provide additional specificity regarding the "process improvements and other key labor-saving initiatives" you reference on page 68. If applicable, please disclose whether any of these process improvements and labor-saving initiatives are subject to union preapproval, and if so, the status of such approval.

Security Ownership of Certain Beneficial Owners, page 101

29. Please revise your heading, and table of contents accordingly, to clarify that the table on page 101 includes both beneficial ownership and selling stockholder disclosure.

Executive Compensation, page 85

30. Please update your executive compensation disclosure for the fiscal year ended December 31, 2011. For guidance, see Section 217.11 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.

31. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn performance-based cash incentives for 2011. Because this information will be historical in nature as of your fiscal year end, please provide the targets with your next amendment.

Director Compensation, page 100

32. Please provide a narrative description of the material factors necessary to an understanding of the director compensation disclosed in your table on page 100. See Item 402(k)(3) of Regulation S-K.

Consolidated Statements of Income, page F-3

33. From disclosure on page 4 and elsewhere in the filing, you disclose you plan to effect a stock split prior to the completion of this offering. Please confirm that you intend to adjust your disclosure of outstanding shares and earnings per share for each historical and pro forma period presented throughout your filing to give retroactive effect to the planned stock split. In addition, provide a cross-referenced note, as appropriate, which discloses

your retroactive treatment, explains the changes made, and states the date that the change became effective. Refer to SAB Topic 4.C.

34. Please present pro forma earnings per share data for the latest fiscal year as well as any subsequent interim periods to give effect to the conversion of your participating preferred stock.

Consolidated Balance Sheets, page F-4

35. We note your outstanding shareholder notes receivable contra equity account and your disclosure on page 6 regarding your repurchase of common shares on November 30, 2011 in exchange for cancellation of previously outstanding loans to certain of your directors and officers. Explain to us and disclose how you will account for the repurchase of shares. In this regard, explain to us and disclose the repurchase price used on November 30, 2011, and how you determined the repurchase price.

36. Explain to us and disclose if your directors and officers will receive or have received something in lieu of the repurchased shares, and the related impact on your financial statements going forward, if applicable.

3. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Discounts and Vender Allowances, page F-8

37. Disclose the amounts recognized in the consolidated statement of income for purchase volume discounts or cooperative advertising payments to the extent they are significant. See FASB ASC 605-50-50-1.

Inventories, page F-9

38. Please disclose on page F-10 how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory. See FASB ASC 270-10-45-6.

Goodwill, page F-11

39. We note your disclosure that you have one single reporting unit. Tell us and disclose how you reasonably determined that you have one reporting unit for goodwill impairment purposes in light of the different geographic markets you serve as well as the different supermarket chains you operate. Note that a reporting unit is to be at the operating segment level or one level below for the purpose of goodwill impairment testing.

7. Long-Term Debt, page F-14

40. It appears the net assets held by your consolidated subsidiaries may be restricted in light of the disclosure on page 34 and F-15. Please advise us if the restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as of the end of the most recent completed fiscal year. If so, please provide parent only financial information pursuant to Schedule I as prescribed by Rule 12-04 of Regulation S-X. If not, please disclose the amount of restricted net assets of your consolidated operating subsidiaries. See Rule 4-08(e) of Regulation S-X.

8. Employee Benefit Plans, page F-16

41. Explain to us and disclose how you determine the market-related value of plan assets. The market-related value of plan assets is either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. The method by which you calculate the market-related value can have an impact on net income, and as such should be disclosed. Refer to the Master Glossary of the FASB ASC.

Note 11. Preferred Stock Subject to Mandatory Payment, page F-24

42. Please clarify your disclosure here, Note 14 on page F-27, and in Note 15 on page F-38 regarding the number of shares of common stock that would be issued associated with any unpaid dividends and liquidation value. You disclose that the number of shares that would be issued is not known as the initial public offering price is unknown. However you also disclose that you have paid all unpaid dividends and liquidation value.

Note 14. Earnings Per Share, page F-27

43. Please revise to provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. See FASB ASC 260-10-50-1.

Note 15. Business Segments, page F-27

44. Revise your enterprise revenue disclosures to separately present pharmacy sales, or advise us why such information would not be useful to an investor. See FASB ASC 280-10-50-21.

Item 17. Undertakings, page II-3

45. Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C, and Item 512(a)(6) is required for any offering

that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit 5.1 Opinion of Kirkland and Ellis LLP

46. In the first paragraph, please separately reflect the number of shares being offered by the company, by the selling shareholders, and in the overallotment option.

47. Please have counsel revise its opinion to also include the shares to be offered by the selling stockholders. For guidance refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), Section II(B)(2)(h), which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Edward Kitz, Group Vice President-Legal, Risk and Treasury
        Roundy's Parent Company, Inc.
        Via Email

        Dennis M. Myers
        Kirkland & Ellis LLP
        Via Email